UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated August 8, 2007, reporting results for the three and six months ended June 30, 2007.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2007	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	EARNINGS RELEASE

Second Quarter 2007 Results: Top Image Systems Surpassed $6 million Revenue Mark

TIS returns to profitability

Tel Aviv, Israel – August 8, 2007 – Top Image Systems, Ltd. (NASDAQ: TISA, TASE: TISA) (“TIS”), the leading innovator of data capture solutions, today announced its financial results for the second quarter, ended June 30, 2007.

Second Quarter 2007 Results
Revenues for the second quarter reached $6.1 million, an increase of 24% from the second quarter of last year and an increase of 51% compared with the prior quarter. 56% of second quarter revenues were generated from products and 44% from services.

Operating profit for the second quarter reached $65 thousand, compared with $147 thousand for the second quarter of 2006 and a loss of $1.4 million in the prior quarter.

Non-GAAP net income for the second quarter totaled $109 thousand, compared to $406 thousand in the second quarter of 2006. Non GAAP basic and fully diluted net earnings per share in the second quarter totaled $0.012 compared with $0.032 in the second quarter of 2006.

Non-GAAP net income excludes stock option compensation and amortization of intangible acquired assets which amounted to $206 thousand and $121 thousand in the second quarter of 2007 and 2006, respectively. A reconciliation between net income on a GAAP basis and a Non-GAAP basis is included after the Statement of Operations attached to this press release.

On a GAAP basis, net loss for the second quarter was $97 thousand compared to net income of $285 thousand in the second quarter of last year, and a net loss of $1.4 million in the prior quarter. GAAP basic and fully diluted net loss per share in the second quarter totaled $0.011. This is compared to a basic and fully diluted net earning per share of $0.032 in the second quarter of 2006, and basic and fully diluted net loss per share of $0.157 in the prior quarter.

“We are delighted to present record second-quarter revenues. We had a weak start to the current year, but we are now back on track and for the first time, we crossed the $6 million revenue mark,” commented Dr. Ido Schechter, CEO of TIS. “We are still encountering some difficulties in our Japanese operation, and we have therefore implemented some managerial changes. We expect that these changes along with the ongoing close attention of top management, will allow us to improve our performance in this vital marketplace.”

Dr. Schechter continued, “During the second quarter, we acquired a 51% stake in Asiasoft. Through this acquisition, we have become the largest EDM technology provider in the APAC region, which is the fastest growing imaging market. The integration is progressing well and we expect our third quarter performance to reflect this. Our other recent acquisition, CPL, has been fully integrated into TIS, three months ahead of schedule. Our UK operation is now stronger than ever and this is the first time we have ever generated quarterly revenues of over $2 million from this country. We have established a strong team and we are building a solid sales pipeline to ensure a growing revenue stream from this market. Armed with a rich, complete offering of superior technology and professional services, our team has significantly improved access to the market and has already succeeded in closing several major deals.”

Dr. Schechter concluded, “Looking ahead, traditionally, the third quarter is seasonally a weak one. Nevertheless, we believe that all parts of our business will continue to grow in the third quarter. Including the two recent acquisitions, we expect to have a revenue run rate of over $7.5 million in the third quarter. Our business fundamentals remain solid, our pipeline is strong and we remain confident in our improved market position and potential.”

Conference Call
TIS management will host a conference call today, August 8, 2007, at 8:30am EST (5:30am Pacific Time, 1:30pm UK Time, 3:30pm Israel Time) to review the second quarter 2007 financial results and other corporate events.

Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

The call can be accessed by dialing:
US Dial-in Number: 1 888 281 1167
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

Participants are asked to call the number approximately 10 minutes before the conference call begins.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Top Image Systems’ website, at: www.topimagesystems.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’ ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:	External Investor Relations Contact:
Adi Bar-Lev	Ehud Helft & Kenny Green
Director of Marketing and IR	GK Investor Relations
Tel: +972 3 767 100	Tel: 1 646 201 9246
adi@TopImageSystems.com	info@gkir.com

FINANCIAL TABLES FOLLOW

Top Image Systems Ltd. Consolidated Balance Sheet as at

	December 31, 2006	June 30 2007
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	6,195	2,165
Deposits	3,000	3,079
Marketable securities	12,597	12,611
Trade receivables, net	7,642	8,161
Other current assets	1,120	1,407

Total current assets	30,554	27,423

Severance funds pay	717	780

Property and equipment

Cost	2,531	3,020

Less / accumulated depreciation	(1,943)	(2,331)

Net property and equipment	588	689

Goodwill	465	5,480

Net intangible assets	1,835	2,643

Other long-term assets, net	136	132

Total assets	34,295	37,147

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	339	1,464
Trade payables	397	940
Accrued liabilities and other payables	2,941	5,196

Total current liabilities	3,677	7,600

Long-term liabilities:
Convertible debenture	14,197	14,249
Liability for severance pay, net	1,016	1,063

Total long-term liabilities	15,213	15,312

Total liabilities	18,890	22,912

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Surplus capital	29,946	30,153
Comprehesive income		114
Accumulated deficit	(14,639)	(16,130)

Total shareholders' equity	15,405	14,235

Total liabilities and shareholders' equity	34,295	37,147

Top Image Systems Ltd. Statements of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	In thousands US$, except per share data

Revenues
Product sales	3,421	3,269	5,168	5,875
Service revenues	2,701	1,665	4,995	3,599

Total revenues	6,122	4,934	10,163	9,474

Cost of revenues
Product costs	469	589	1,049	1,151
Service costs	1,836	1,241	3,390	2,444

Total cost of revenues	2,305	1,830	4,439	3,595

Gross profit	3,817	3,104	5,724	5,879

Expenses

Research and development costs	619	463	1,186	884
Selling and marketing	2,170	1,737	4,005	3,171
General and administrative	963	757	1,930	1,576

	3,752	2,957	7,121	5,631

Operating profit (loss)	65	147	(1,397)	248

Financing income (expenses), net	(137)	155	(170)	226

Income (loss) before taxes on income	(72)	302	(1,567)	474

Taxes on Income	(25)	(17)	(34)	(8)

Other income	-	-	110	-

Net income (loss) for the period	(97)	285	(1,491)	466

Basic net income (loss) per share	(0.011)	0.032	(0.168)	0.053

Weighted average number of shares used in computation
of basic net income (loss) per share	8,878,574	8,818,499	8,868,192	8,806,714

Diluted net income (loss) per share	(0.011)	0.032	(0.168)	0.052

Weighted average number of shares used in computation
of diluted net income (loss) per share	8,878,574	9,028,989	8,868,192	8,993,278

A reconciliation of Non GAAP net income to GAAP net income is as follows (in thousands):

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	In thousands US$, except per share data

Net Income	(97)	285	(1,491)	466
Stock option compensation epxenses	76	46	152	46
Amortization of acquired Intangible Assets	130	75	205	150

Non-GAAP Net Income (loss)	109	406	(1,134)	662